NEWS RELEASE                                      EXHIBIT 20.11

FOR IMMEDIATE RELEASE              CONTACT: Thomas P. Scottino
08/28/98                                    (630) 378-7504


          TELLABS AND CIENA ANNOUNCE MERGER TO PROCEED
                    WITH REVISED EXCHANGE RATIO


Lisle, Ill., and Linthicum, Md. - Tellabs, Inc., and CIENA Corporation reaffirmed their intent to merge under a renegotiated merger agreement. Under the terms of the agreement as amended, all outstanding shares of CIENA common stock will be exchanged at the ratio of 0.8 shares of Tellabs common stock for each share of CIENA common stock.

The Boards of Directors of both companies have approved the renegotiated merger agreement and unanimously recommend its approval by their respective stockholders.

Both companies have special stockholder meetings scheduled for September 9, 1998, for the purpose of approving the merger. It is currently expected that such meetings will be adjourned to later dates to permit stockholders sufficient time to review revised materials that will mailed shortly.

CIENA (Nasdaq: CIEN) is a leader of open architecture, dense wavelength division multiplexing systems for long-distance and local exchange carriers. Through its Alta subsidiary, CIENA also provides a range of engineering, furnishing and installation (EF&I) for telecommunications service providers in the areas of transport, switching and wireless communications.

Tellabs designs, manufactures, markets and services voice and data transport and access systems. The company's products are used worldwide by the providers of communications services. Tellabs, Inc., stock is listed on the Nasdaq Stock Market (TLAB).